UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 26, 2021

MSG NETWORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-34434	27-0624498
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11 Pennsylvania Plaza, New York, New York	10001
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 465-6400

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	MSGN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On March 26, 2021, MSG Networks Inc., a Delaware corporation (“MSG Networks”), and Madison Square Garden Entertainment Corp., a Delaware corporation (“MSG Entertainment”), issued a joint press release announcing their entry into an Agreement and Plan of Merger, dated as of March 25, 2021, by and among MSG Entertainment, MSG Networks and Broadway Sub Inc., a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of MSG Networks under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed transaction between MSG Entertainment and MSG Networks. In connection with the proposed transaction, MSG Entertainment and MSG Networks intend to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of MSG Entertainment and MSG Networks that also constitutes a prospectus of MSG Entertainment. MSG Entertainment and MSG Networks may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which MSG Entertainment or MSG Networks may file with the SEC. INVESTORS AND SECURITY HOLDERS OF MSG ENTERTAINMENT AND MSG NETWORKS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by MSG Entertainment and MSG Networks from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by MSG Entertainment will be made available free of charge on MSG Entertainment’s investor relations website at http://investor.msgentertainment.com. Copies of documents filed with the SEC by MSG Networks will be made available free of charge on MSG Networks’ investor relations website at http://investor.msgnetworks.com.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

MSG Entertainment, MSG Networks and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MSG Entertainment and MSG Networks securities in respect of the proposed transaction under the rules of the SEC. Certain information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form S-4 and joint proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by MSG Entertainment and MSG Networks. Information regarding MSG Entertainment’s directors and executive officers is available in MSG Entertainment’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 27, 2020. Information regarding MSG Networks’ directors and executive officers is available in MSG Networks’ proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 21, 2020. These documents will be available free of charge from the sources indicated above.

Forward-Looking Statements

This document contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. However, the absence of these words does not mean that the statements are not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results, developments and events may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, the following factors: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; MSG Entertainment’s and MSG Networks’ ability to effectively manage the impacts of the COVID-19 pandemic and the actions taken in response by governmental authorities and certain professional sports leagues; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with respect to the proposed transaction between MSG Entertainment and MSG Networks or otherwise cause the transaction not to occur; the risk that the conditions to the closing of the proposed transaction between MSG Entertainment and MSG Networks may not be satisfied or waived, including the risk that required approvals from the stockholders of MSG Entertainment and MSG Networks, regulatory clearances and other approvals are not obtained; the risk that the anticipated tax treatment of the proposed transaction between MSG Entertainment and MSG Networks is not obtained; potential litigation relating to the proposed transaction between MSG Entertainment and MSG Networks; uncertainties as to the timing of the consummation of the proposed transaction between MSG Entertainment and MSG Networks; the risk that the proposed transaction disrupts the current business plans and operations of MSG Entertainment or MSG Networks; the ability of MSG Entertainment and MSG Networks to retain and hire key personnel; unexpected costs, charges or expenses resulting from the proposed transaction; potential adverse reactions or changes to the business relationships of MSG Entertainment and MSG Networks resulting from the announcement, pendency or completion of the proposed transaction; financial community and rating agency perceptions of each of MSG Entertainment and MSG Networks and its business, operations, financial condition and the industry in which it operates; and the potential impact of general economic, political and market factors on MSG Entertainment and MSG Networks or the proposed transaction. These risks, as well as other risks associated with the proposed transaction between MSG Entertainment and MSG Networks, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

In addition, future performance and actual results are subject to other risks and uncertainties that relate more broadly to MSG Entertainment’s and MSG Networks’ overall business and financial condition, including those more fully described in MSG Entertainment’s and MSG Networks’ filings with the SEC including their respective Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other SEC filings, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Forward-looking statements speak only as of the date made, and MSG Entertainment and MSG Networks each disclaim any obligation to update or revise any forward-looking statements except as required by applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Press Release issued by MSG Entertainment and MSG Networks, dated March 26, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSG NETWORKS INC.
(Registrant)

By:	/s/ Andrea Greenberg
Name:	Andrea Greenberg
Title:	President and Chief Executive Officer

Dated: March 26, 2021

Exhibit 99.1

MSG ENTERTAINMENT TO ACQUIRE MSG NETWORKS

Creates Stronger, More Diversified Company with Shared Commitment to Delivering Innovative Experiences

Delivers Enhanced Financial Flexibility to Pursue Growth Opportunities Across Entertainment and Media

Acquisition Unanimously Approved by Special Committees of Independent Directors

and Boards of Directors of Both Companies

NEW YORK, NY, March 26, 2021 – Madison Square Garden Entertainment Corp. (“MSG Entertainment”) (NYSE: MSGE) and MSG Networks Inc. (“MSG Networks”) (NYSE: MSGN) today announced they have reached a definitive agreement for MSG Entertainment to acquire MSG Networks in an all-stock, fixed exchange ratio transaction.

The merger is expected to be tax-free for both MSG Entertainment and MSG Networks and their stockholders. Upon the closing of the transaction, MSG Networks stockholders would receive 0.172 shares of MSG Entertainment Class A or Class B common stock for each share of MSG Networks Class A or Class B common stock they own. The exchange ratio is approximately 4% above the ratio of the unaffected closing stock prices of the two companies on March 10, 2021, the last trading day before a press report speculated on a potential transaction.

This transaction would create a leading entertainment and media company with a more diversified revenue base that would be well positioned to deliver innovative experiences across all of its assets. The combined company would have a stronger liquidity position to support its live entertainment business, which following the shutdown of its venues due to the pandemic, is now on a path back to normal operations. In addition, the new company would have enhanced financial flexibility to fund current growth initiatives, including its planned state-of-the-art venue in Las Vegas, MSG Sphere at The Venetian, as well as future opportunities across both entertainment and media.

With the acquisition of MSG Networks, MSG Entertainment anticipates it would capture more of the emerging revenue opportunity related to the potential expansion of legalized sports gaming in its market. The combination of the companies’ media, digital and venue assets creates a powerful platform for potential sports gaming partners, which is expected to generate significant incremental revenue in the years ahead.

MSG Entertainment President Andrew Lustgarten said: “MSG Entertainment is actively executing a plan designed to grow the Company beyond its established collection of assets into one that is pioneering the next generation of entertainment. We have always believed in the value of live sports and look forward to welcoming MSG Networks back into the fold as part of a transaction that we are confident would enhance our financial flexibility and set the stage for continued growth and value creation.”

MSG Networks President and CEO Andrea Greenberg said: “We anticipate significant benefits from rejoining MSG Entertainment, including creating a combined company with greater diversification and resources. This would, in turn, help drive new innovative opportunities across both the entertainment and media businesses, ultimately creating significant value for our collective shareholders.”

In addition to forming a diversified company with enhanced financial flexibility, it is anticipated that the combined company would realize meaningful tax efficiencies. As of December 31, 2020, MSG Entertainment had a federal net operating loss (NOL) of approximately $250 million, primarily due to the temporary shutdown of its venues as a result of COVID-19. Furthermore, MSG Entertainment expects to accelerate the depreciation of significant components of the capital investment for MSG Sphere in Las Vegas in calendar 2023, which is when the venue is expected to open. As a result of this transaction, the combined company would be able to more efficiently utilize MSG Entertainment’s existing NOL, as well as future bonus depreciation related to MSG Sphere in Las Vegas, to offset the taxable income of all of its businesses, including MSG Networks, which today is a full state and federal income tax cash payer.

MSG Networks is a leader in sports content development and distribution that generates significant revenue, adjusted operating income, and free cash flow.1 For fiscal year 2020, MSG Networks generated revenue of $685.8 million, operating income of $295.0 million, adjusted operating income of $321.4 million, net cash provided by operating activities of $210.0 million, and free cash flow of $207.2 million. The media company’s two networks, MSG Network and MSG+, operate in the nation’s number one media market, the New York DMA, as well as other portions of New York, New Jersey, Connecticut and Pennsylvania. The networks deliver exclusive live local games of the New York Knicks, New York Rangers, New York Islanders, New Jersey Devils and Buffalo Sabres, as well as significant coverage of the New York Giants and Buffalo Bills.

While MSG Networks continues to operate in an evolving media landscape, the Company reported for its fiscal 2021 second quarter a sequential improvement in its year-over-year rate of subscriber decline, which has continued to improve so far during the fiscal 2021 third quarter.2 And with the 2020-21 NBA and NHL seasons, MSG Networks is currently enjoying significant year-over-year increases in viewership for both its linear networks and MSG GO streaming app, which helps drive the Company’s advertising revenue.

MSG Entertainment’s portfolio features iconic venues, including Madison Square Garden; production assets such as the Radio City Rockettes and the Christmas Spectacular and a majority interest in Tao Group Hospitality. MSG Entertainment is actively pursuing its vision for MSG Sphere – new, state-of-the-art venues that will reinvent the entertainment experience. Construction is well underway on MSG Sphere in Las Vegas, and the Company continues to pursue its plans for an additional MSG Sphere in London, pending necessary approvals.

The definitive agreement was exclusively negotiated and unanimously approved by Special Committees of MSG Entertainment’s and MSG Networks’ boards, both of which are comprised entirely of independent directors. The agreement was also unanimously approved by the Boards of Directors of both MSG Entertainment and MSG Networks.

The transaction is subject to approval by a majority of the combined voting power of the outstanding shares of MSG Networks Class A common stock and Class B common stock. MSG Entertainment’s issuance of its common stock in the transaction is subject to approval by a majority of the combined voting power of the votes cast by the holders of shares of MSG Entertainment Class A common stock and Class B common stock and, separately, the issuance of MSG Entertainment Class B shares must be approved by the holders of not less than 66 2/3% of the voting power of the outstanding shares of MSG Entertainment Class B common stock. The Special Committee of the Board of Directors of MSG Networks, and the full board, based on the recommendation of the MSG Networks Special Committee, have each recommended that MSG Networks stockholders adopt the merger agreement. The Special Committee of the Board of Directors of MSG Entertainment, and the full Board, based on the recommendation of the MSG Entertainment Special Committee, have each recommended that MSG Entertainment stockholders approve the issuance of MSG Entertainment common stock required for the transaction.

[1]

See pages 3 and 4 of this press release for a discussion of MSG Networks’ non-GAAP financial measures, including the definitions of adjusted operating income and free cash flow and reconciliations of operating income to adjusted operating income and net cash provided by operating activities to free cash flow.

[2]	Excluding the impact of the previously disclosed non-renewal with a small Connecticut-based distributor as of October 1, 2020.

The holders of all of the outstanding shares of MSG Networks Class B common stock and MSG Entertainment Class B common stock, who have sufficient votes to approve the transaction, have entered into voting agreements pursuant to which they have agreed to vote all of the MSG Networks Class B common stock and MSG Entertainment Class B common stock in favor of the adoption of the merger agreement and the issuance of MSG Entertainment common stock required for the transaction, respectively.

The transaction, which is also subject to customary closing conditions, is expected to be completed during the third quarter of calendar 2021. Upon the closing of the transaction, a current director of MSG Networks elected by the holders of its Class A common stock would be appointed as a director of MSG Entertainment.

Moelis & Company LLC and The Raine Group are serving as independent financial advisors and Wachtell, Lipton, Rosen & Katz is serving as independent legal counsel to the Special Committee of the Board of Directors of MSG Entertainment. LionTree Advisors LLC and Morgan Stanley & Co. LLC are serving as independent financial advisors and Davis Polk & Wardwell LLP is serving as independent legal counsel to the Special Committee of the Board of Directors of MSG Networks. Debevoise & Plimpton LLP is serving as legal counsel to the Dolan family.

Management Call on Today’s Announcement

The management teams of both MSG Entertainment and MSG Networks will host a conference call to discuss this announcement today, Friday March 26, 2021, at 9:00 a.m. ET. Members of the media are invited to listen in.

To participate via telephone, please dial 888-421-7163 with the conference ID number 5186687 approximately 10 minutes prior to the call. The call will also be available via webcast at investor.msgentertainment.com or investor.msgnetworks.com under the heading “Events.”

For those who are unable to participate on the conference call, you may access a recording of the call by dialing 855-859-2056 (conference ID number 5186687). The call replay will be available from 12:00 p.m. Eastern Time, Friday, March 26, 2021 until 11:59 p.m. Eastern Time on Friday, April 2, 2021. The webcast replay will be available on the website until Friday, April 2, 2021.

MSG Networks’ Non-GAAP Financial Measures

MSG Networks Non-GAAP Financial Measures

MSG Networks defines adjusted operating income, which is a non-GAAP financial measure, as operating income before 1) depreciation, amortization and impairments of property and equipment and intangible assets, 2) share-based compensation expense or benefit, 3) restructuring charges or credits and 4) gains or losses on sales or dispositions of businesses. Because it is based upon operating income, adjusted operating income also excludes interest expense (including cash interest expense) and other non-operating income and expense items. MSG Networks believes that the exclusion of share-based compensation expense or benefit allows investors to better track the performance of MSG Networks without regard to the settlement of an obligation that is not expected to be made in cash.

MSG Networks believes that adjusted operating income is an appropriate measure for evaluating the operating performance of MSG Networks. Adjusted operating income and similar measures with similar titles are common performance measures used by investors and analysts to analyze MSG Networks’ performance. Internally, MSG Networks uses revenues and adjusted operating income measures as the most important indicators of its business performance, and evaluate management’s effectiveness with specific reference to these indicators. Adjusted operating income should be viewed as a supplement to and not a substitute for operating income, net income, cash flows from operating activities, and other measures of performance and/or liquidity presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Since adjusted operating income is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures with similar titles used by other companies. For a reconciliation of operating income to adjusted operating income, please see page 4 of this press release.

MSG Networks defines free cash flow, which is a non-GAAP financial measure, as net cash provided by operating activities less capital expenditures. MSG Networks believes the most comparable GAAP financial measure is net cash provided by operating activities. MSG Networks believes that free cash flow is useful as an indicator of its overall ability to generate liquidity, as the amount of free cash flow generated in any period is representative of cash that is generated for debt repayment, investment, and other discretionary and non-discretionary cash uses. MSG Networks also believes that free cash flow is one of several benchmarks used by analysts and investors for comparison of MSG Networks’ generation of liquidity with other companies in the industry, although MSG Networks’ measure of free cash flow may not be directly comparable to similar measures reported by other companies. For a reconciliation of free cash flow to net cash provided by operating activities, please see page 4 of this press release.

Adjustments to Reconcile Operating Income to Adjusted Operating Income

The following is a description of the adjustments to operating income in arriving at adjusted operating income as described in this release:

•

Share-based compensation expense. This adjustment eliminates the compensation expense relating to restricted stock units and stock options granted under MSG Networks’ employee stock plan and non-employee director stock plan in all periods.

•	Depreciation and amortization. This adjustment eliminates depreciation, amortization and impairments of property and equipment and intangible assets in all periods.

(In thousands)	Twelve Months Ended June 30, 2020
Operating income	$294,968
Share-based compensation expense	19,235
Depreciation and amortization	7,163
Adjusted operating income	$321,366

Free Cash Flow

(In thousands)	Twelve Months Ended June 30, 2020
Net cash provided by operating activities	$210,032
Less: Capital expenditures	(2,814)
Free cash flow	$207,218

About Madison Square Garden Entertainment Corp.

Madison Square Garden Entertainment Corp. (“MSG Entertainment”) is a leader in live entertainment experiences. The Company presents or hosts a broad array of events in its diverse collection of venues: New York’s Madison Square Garden, Hulu Theater at Madison Square Garden, Radio City Music Hall and Beacon Theatre; and The Chicago Theatre. MSG Entertainment is also building a new state-of-the-art venue in Las Vegas, MSG Sphere at The Venetian, and has announced plans to build a second MSG Sphere in London, pending necessary approvals. In addition, the Company features the original production – the Christmas Spectacular Starring the Radio City Rockettes – and through Boston Calling Events, produces the Boston Calling Music Festival. Also under the MSG Entertainment umbrella is Tao Group Hospitality, with entertainment dining and nightlife brands including Tao, Marquee, Lavo, Avenue, Beauty & Essex and Cathédrale. More information is available at www.msgentertainment.com.

About MSG Networks Inc.

MSG Networks Inc., a pioneer in sports media, owns and operates two award-winning regional sports and entertainment networks and a companion streaming service that serve the nation’s number one media market, the New York DMA, as well as other portions of New York, New Jersey, Connecticut and Pennsylvania. The networks feature a wide range of compelling sports content, including exclusive live local games and other programming of the New York Knicks, New York Rangers, New York Islanders, New Jersey Devils and Buffalo Sabres, as well as significant coverage of the New York Giants and Buffalo Bills. This content, in addition to a diverse array of other sporting events and critically acclaimed original programming, has established MSG Networks as the gold standard in regional sports.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material in respect of the proposed transaction between MSG Entertainment and MSG Networks. In connection with the proposed transaction, MSG Entertainment and MSG Networks intend to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of MSG Entertainment and MSG Networks that also constitutes a prospectus of MSG Entertainment. MSG Entertainment and MSG Networks may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which MSG Entertainment or MSG Networks may file with the SEC. INVESTORS AND SECURITY HOLDERS OF MSG ENTERTAINMENT AND MSG NETWORKS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by MSG Entertainment and MSG Networks from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by MSG Entertainment will be made available free of charge on MSG Entertainment’s investor relations website at http://investor.msgentertainment.com. Copies of documents filed with the SEC by MSG Networks will be made available free of charge on MSG Networks’ investor relations website at http://investor.msgnetworks.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

MSG Entertainment, MSG Networks and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MSG Entertainment and MSG Networks securities in respect of the proposed transaction under the rules of the SEC. Certain information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form S-4 and joint proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by MSG Entertainment and MSG Networks. Information regarding MSG Entertainment’s directors and executive officers is available in MSG Entertainment’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 27, 2020. Information regarding MSG Networks’ directors and executive officers is available in MSG Networks’ proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 21, 2020. These documents will be available free of charge from the sources indicated above.

Forward-Looking Statements

This document contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. However, the absence of these words does not mean that the statements are not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results, developments and events may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, the following factors: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; MSG Entertainment’s and MSG Networks’ ability to effectively manage the impacts of the COVID-19 pandemic and the actions taken in response by governmental authorities and certain professional sports leagues; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with respect to the proposed transaction between MSG Entertainment and MSG Networks or otherwise cause the transaction not to occur; the risk that the conditions to the closing of the proposed transaction between MSG Entertainment and MSG Networks may not be satisfied or waived, including the risk that required approvals from the stockholders of MSG Entertainment and MSG Networks, regulatory clearances and other approvals are not obtained; the risk that the anticipated tax treatment of the proposed transaction between MSG Entertainment and MSG Networks is not obtained; potential litigation relating to the proposed transaction between MSG Entertainment and MSG Networks; uncertainties as to the timing of the consummation of the proposed transaction between MSG Entertainment and MSG Networks; the risk that the proposed transaction disrupts the current business plans and operations of MSG Entertainment or MSG Networks; the ability of MSG Entertainment and MSG Networks to retain and hire key personnel; unexpected costs, charges or expenses resulting from the proposed transaction; potential adverse reactions or changes to the business relationships of MSG Entertainment and MSG Networks resulting from the announcement, pendency or completion of the proposed transaction; financial community and rating agency perceptions of each of MSG Entertainment and MSG Networks and its business, operations, financial condition and the industry in which it operates; and the potential impact of general economic, political and market factors on MSG Entertainment and MSG Networks or the proposed transaction. These risks, as well as other risks associated with the proposed transaction between MSG Entertainment and MSG Networks, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

In addition, future performance and actual results are subject to other risks and uncertainties that relate more broadly to MSG Entertainment’s and MSG Networks’ overall business and financial condition, including those more fully described in MSG Entertainment’s and MSG Networks’ filings with the SEC including their respective Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other SEC filings, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Forward-looking statements speak only as of the date made, and MSG Entertainment and MSG Networks each disclaim any obligation to update or revise any forward-looking statements except as required by applicable law.

# # #

Contacts:

Kimberly Kerns EVP and Chief Communications Officer Madison Square Garden Entertainment Corp. Kimberly.Kerns@msg.com (212) 465-6442	Ari Danes, CFA Senior Vice President, Investor Relations & Treasury Madison Square Garden Entertainment Corp. Ari.Danes@msg.com (212) 465-6072